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                                                                     Exhibit 4.6

                              AMENDED AND RESTATED
                                 PROMISSORY NOTE


$2,000,000                                                      November 6, 1998


     FOR VALUE RECEIVED, ALLIN COMMUNICATIONS CORPORATION, a Delaware corporation ("Payor"), promises to pay to Les Kent ("Payee"), at such place as Payee may from time to time appoint in writing, in lawful money of the United States of America, the principal sum of TWO MILLION DOLLARS ($2,000,000).

     The principal amount of this Promissory Note shall be due and payable in two (2) equal installments of One Million Dollars ($1,000,000) each, the first installment to be paid on April 15, 2000, and the second installment to be paid on October 15, 2000 (with April 15, 2000 and October 15, 2000 being referred to herein as the "Principal Payment Dates"); provided, however, that Payor may at its option, from time to time, defer the payment of principal on this Note to a date or dates selected by Payor, provided, however, that all principal is due and payable in full by April 15, 2005.

     The outstanding principal balance under this Note shall bear interest at a rate of seven percent (7%) per annum, compounded quarterly. Interest began to accrue on the principal amount of this Note on November 6, 1996 and shall continue to accrue until all principal under this Note has been paid in full. Interest shall be due and payable on each date on which a principal payment is made hereunder; provided, however, that unless Payor is prohibited from doing so by any Lender to Payor, Payor will make quarterly payments of interest ("Quarterly Interest Payments") to Payee on each April 15, July 15, October 15 and January 15, commencing April 15, 2000 ("Quarterly Interest Payment Dates").

     Payor, at its option, may prepay this Note, in whole or in part, with interest accrued to date at any time without penalty or premium.

     If any amount under this Note is not paid when due, (i) Payee shall have all of the rights and remedies provided by any applicable law, rule or regulation and (ii) Payee will be entitled to recover (a) interest on the unpaid amount at a rate per annum equal to 9% per annum, from the date such amount was due until paid and (b) reasonable costs of collection (including reasonable attorneys' fees); provided, however, that if any lender to Payor prohibits Payor from making Quarterly Interest Payments, interest payments will not be due on the Quarterly Interest Payment Dates. Furthermore, if Payor elects to defer the Principal Payment Dates, principal and interest shall not be due on the Principal Payment Dates.

     No delay on the part of Payee in the exercise of any power or right under this Note shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or exercise of any other power or right.

     Payor, its successors or assigns, and all persons liable for the payment of this Note waive presentment for payment, demand, protest, and notice of demand, protest, and nonpayment, and consent to any and all renewals, extensions or modifications that might be made by Payee as to the time of payment of this Note from time to time.

     This Note shall be governed by the laws of the Commonwealth of Pennsylvania without regard to principles of conflicts of laws.

     Time is of the essence with respect to all of Payor's obligations and agreements under this Note.
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     IN WITNESS WHEREOF, Payor has caused this Note to be signed the date first above written.


                                     ALLIN COMMUNICATIONS CORPORATION



                                     By: /s/ Richard W. Talarico
                                         ---------------------------------
                                         Richard W. Talarico
                                         Chief Executive Officer